December 24, 2009

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn:  Michael Rosenthall

Re:	Tianyin Pharmaceutical Co., Inc.
Registration Statement on Form S-3
Filed December 8, 2009
File No. 333-163563

Dear Mr. Rosenthall:

This letter is provided in response to your letter dated December 22, 2009 regarding the above-referenced registration statement of our client, Tianyin Pharmaceutical Co., Inc. (the “Company”).  The Company’s responses are set forth below the items noted by the staff in your letter.  Please note that for the convenience of the reader, the words “we”, “us”, “our” and similar terms used in the responses below refer to the Company and not our law firm.

1.
We note that the aggregate number of shares listed in the selling stockholders table on page 8 is not consistent with the total number shares you are seeking to register.  Please revise your disclosure to clarify this inconsistency.

Response:  We reviewed our disclosure in the selling shareholder table and revised the amount of shares to be registered therein pursuant to your comment.

2.
Further, we note that certain footnotes to the selling stockholder table, such as footnotes 12 and 20, are not consistent with the information contained in the table.  Please revise your disclosure to clarify these inconsistencies.

Response:  As a result of the revisions we made to the selling shareholder table pursuant to comment 1, all of the footnotes correctly reflect the information contained in the table.  Therefore, we do not believe we had to revise any of the footnotes.

3.
We note that the included legal opinion provided by Leser, Hunter, Taubman & Taubman PLLC only opines to Nevada corporate law and federal law. Because your company is incorporated in Delaware, please expand the opinion to opine on Delaware law.

Response:  We revised the referenced opinion letter pursuant to your comment so that it now opines to Delaware law and federal law.  The revised letter is attached as Exhibit A hereto.

We understand that you may have additional comments and thank you for your attention to this matter.  Please feel free to contact the undersigned if you have any questions regarding the registration statement or this letter.

Very truly yours,

LESER HUNTER TAUBMAN & TAUBMAN

/s/  Louis Taubman
By: Louis Taubman,
Attorney at Law

Cc: Dr. Jiang

Exhibit A

Exhibit 5. 1

LESER, HUNTER, TAUBMAN&TAUBMAN PLLC
17 State Street, Suite 2000
New York, New York 10007
(212) 732-7184 Fax: (212) 202-6380
E-mail: lou@lhttlaw.com

December 24, 2009

Tianyin Pharmaceutical Co., Inc.
23rd Floor, Unionsun Yangkuo Plaza
No. 2, Block 3, Renmin Road South
Chengdu, P. R. China, 610041

Ladies and Gentlemen:

We have acted as counsel to Tianyin Pharmaceutical Co., Inc. a Delaware company (the "Company"), in connection with the preparation and filing with the Securities and Exchange Commission under the Securities Act of 1933, as amended  (the  "Act"), of a Registration Statement on Form S-3 (the "Registration Statement"), relating to the proposed sale by the selling shareholders listed therein (the "Selling shareholders") of 2,250,631 shares of the Company's common stock (the "Common Stock").

In so acting, we have examined and relied upon the originals or copies,  certified or otherwise  identified to our satisfaction,  of such Company records, documents,  certificates and other instruments as in our judgment are necessary or appropriate to enable us to render the opinions expressed below. Based upon the foregoing and such examination of law as we have deemed necessary, we are of the opinion that the Common Stock to be offered by the selling shareholders, when sold under the circumstances contemplated in the Registration Statement, will be legally issued, fully paid and non-assessable.

The opinions we express herein are  limited  to  matters involving  the ~~Nevada~~  Delaware corporate law and the federal laws of the United States and are further expressly limited to the matters set forth above and we render no opinion, whether by implication or otherwise as to any other matters relating to the Company or the Common Stock.

We consent to the use of this letter as an Exhibit to the Registration Statement and to the use of our name under the heading “Legal Matters” included in the Prospectus forming a part of the Registration Statement.

Sincerely,

LESER, HUNTER, TAUBMAN&TAUBMAN PLLC

By:  /s/  Louis E. Taubman
               Louis E. Taubman